CUSIP No.	5021600-10-4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 37)

LSB INDUSTRIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10
(Title of Class of Securities)

5021600-10-4
(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Jack E. Golsen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		467,726

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,379,997

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		467,726

WITH	10	SHARED DISPOSITIVE POWER:

		3,379,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,847,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Sylvia H. Golsen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,264,509

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

2,264,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,264,509

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 3 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: SBL, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,579,387

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

2,579,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,579,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.74%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 4 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Golsen Petroleum Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		417,288

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

417,288

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

417,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 5 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Barry H. Golsen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		307,889

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,601,148

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		307,889

WITH	10	SHARED DISPOSITIVE POWER:

		2,601,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,909,037

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 6 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Steven J. Golsen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		275,165

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		494,609

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		275,165

WITH	10	SHARED DISPOSITIVE POWER:

		494,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	769,774

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 7 of 20 Pages

CUSIP No.	5021600-10-4

1	NAMES OF REPORTING PERSONS: Golsen Family, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-8234753

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,064,509

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,064,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,064,509

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

Page 8 of 20 Pages

CUSIP No.	5021600-10-4

Introduction

This statement constitutes Amendment No. 37 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the issuer);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the issuer);

•	Steven J. Golsen (President of certain subsidiaries of the issuer);

•	SBL, L.L.C. ("SBL");

•	Golsen Petroleum Corpor-ation ("GPC"), which is a wholly-owned subsidiary of SBL; and

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”).

Jack and Sylvia Golsen are husband and wife. Barry Golsen and Steven Golsen are sons of Jack and Sylvia Golsen. All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and members of their immediate family. Jack and Barry Golsen are the sole members of the Board of Directors and the officers of SBL and GPC, and Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 37 is being filed as a result of a change in the facts contained in the Schedule 13D, as described below.

1.	On March 15, 2008, SBL entered into a 10B5-1 Sales Plan for the sale of up to 200,000 shares of Common Stock, which became effective May 15, 2008.

2.
As a result of an increase in the number of shares of Common Stock outstanding and the sale by members of the Golsen Group of an aggregate of 245,000 shares of Common Stock, since the filing of Amendment No. 36 to this Schedule 13D, the Golsen Group’s aggregate percentage ownership of all outstanding Common Stock as of April 15, 2008, decreased approximately 1.3%.

Page 9 of 20 Pages

CUSIP No.	5021600-10-4

3.	Reference is made to (a) Item 5(c) of this Amendment No. 37 for a disclosure of certain other transactions in the Common Stock that were effected by certain reporting persons.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is not applicable to the agreements and transactions described in Items 5 and 6 of this Amendment 34, except on April 3, 2008, (a) Barry Golsen used his personal funds to fund the $68,750 cash exercise price of nonqualified stock options for the purchase of 55,000 shares of Common Stock, and (b) Steve Golsen used his personal funds to fund the $43,750 cash exercise price of nonqualified stock options for the purchase of 35,000 shares of Common Stock.

Item 4.	Purpose of Transaction.

The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D, except as set forth below:

On March 15, 2008, SBL entered into a 10B5-1 Sales Plan with Capital West Securities, Inc. (the “10B5-1 Sales Plan”). The 10B5-1 Sales Plan provided for the sale of up to an aggregate 200,000 shares of Common Stock in accordance with Rule 10B5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”). The 10B5-1 Sales Plan contains and the following terms, among others:

(a)	sales may not commence until May 15, 2008;

Page 10 of 20 Pages

CUSIP No.	5021600-10-4

(b)
the 10B5-1 Sales Plan will terminate not later than the earlier of March 14, 2009, or the date that all shares of Common Stock covered by the 10B5-1 Sales Plan have been sold in accordance with such plan;

(c)	the sale price of Common Stock sold under the 10B5-1 Sales Plan will be at a price per share (before selling expenses) at or above $28.00;

(c)	all sales will be made on the American Stock Exchange; and

(d)	sales of Common Stock under the 10B5-1 Sales Plan will be made in the discretion of the Broker, subject to the terms and conditions of each 10B5-1 Sales Plan.

See Item 6 for information regarding the termination of certain Rule 10B5-1 Sales Plans executed by each of GFLLC, Barry Golsen, and Steve Golsen.

Item 5.	Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment 34 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount		Percent(12)

Jack E. Golsen	3,847,723	(2)(3)(4)(5(8)	17.41%

Sylvia H. Golsen	2,064,509	(2)(3)(8)(9)	9.51%

SBL (1)	2,579,387	(3)(11)	11.74%

GPC(1)	417,288	(10)(11)	1.96%

Barry H. Golsen	2,909,037	(2)(3)(6)(8)	13.23%

Steven J. Golsen	769,774	(2)(3)(7)(8)	3.61%

Golsen Family, L.L.C.(1)	2,064,509	(2)(3)(11)	9.34%
____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (45.923%), Sylvia Golsen through her revocable trust (45.923%), Barry Golsen (2.718%), Steven Golsen (2.718%), and Linda Rappaport (2.718%). Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC. SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL. The directors and executive officers of SBL and GPC are Jack Golsen and Barry Golsen. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

Page 11 of 20 Pages

CUSIP No.	5021600-10-4

(2)
GFLLC owns 667,276 shares directly and has the right to acquire 133,333 shares upon the conversion of 4,000 shares of the Company’s Series 2 Preferred. The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Sylvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by SBL and GPC.

(3)
SBL owns 1,512,099 shares directly and has the right to acquire (a) 250,000 shares upon the con-version of 1,000,000 shares of the Company's Series D Preferred; (b) 400,000 shares upon the con-version of 12,000 shares of the Company's Series B Preferred. The amount shown also includes 417,288 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (y) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred and (z) 283,955 shares held directly. The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership or indirect ownership through GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the sole directors and officers of SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(4)
The amount shown includes the following shares owned of record: (a) Amy G. Rappaport 2007 Irrevocable Trust (34,750 shares); (b) Joshua B. Golsen 2007 Irrevocable Trust (30,704 shares); (c) Adam Z. Golsen 2007 Irrevocable Trust (35,638 shares); (d) Stacy L. Rappaport 2007 Irrevocable Trust (28,638 shares); (e) Michelle L. Golsen 2007 Irrevocable Trust (35,638 shares); (f) Lori R. Rappaport 2007 Irrevocable Trust (27,638 shares); (g) Barry H. Golsen 2007 Irrevocable Trust (89,440 shares); (h) Steven J. Golsen 2007 Irrevocable Trust (84,440 shares); (i) Linda F. Rappaport 2007 Irrevocable Trust (89,440 shares); (j) Preston Ayden Mattingly 2007 Irrevocable Trust (5,000 shares), and (h) Michael Pierce Mattingly 2007 Irrevocable Trust(2,400 shares). Jack Golsen is the sole trustee of each of the foregoing trusts and in such capacity possesses voting and dispositive power over the Company’s securities held in the trusts.

Page 12 of 20 Pages

CUSIP No.	5021600-10-4

(5)	The amount shown includes 4,000 shares that may be acquired upon conversion of a promissory note.

(6)
The amount shown includes: (a) 296,639 shares held directly and (b) 11,250 shares which may be acquired upon exercise of stock options. The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(7)
The amount shown includes: (a) 263,915 shares held directly; and (b) 11,250 shares which may be acquired upon exercise of stock options. The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(8)
Jack Golsen and Sylvia Golsen each disclaims beneficial ownership of the shares of Common Stock beneficially owned by Barry Golsen described in footnote (6) and the shares of Common Stock beneficially owned by Steven Golsen described in footnote (7). Barry Golsen disclaims bene-ficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC except to the extent of his proportionate interest in GFLLC. Steven Golsen disclaims beneficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC, SBL, and GPC, except to the extent of his proportionate interest in each such entity.

(9)
The amount shown does not include, and Sylvia Golsen disclaims beneficial ownership of the shares listed in footnote (2) (3) (4) and (5) above as beneficially owned by Jack Golsen (except the shares beneficially owned by GFLLC).

Page 13 of 20 Pages

CUSIP No.	5021600-10-4

(10)	The amount shown includes (a) 283,955 shares held directly by GPC, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company's Series B Preferred Stock.

(11)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(12)
The percentage ownership of each reporting person is based on 21,185,292 shares of Common Stock outstanding, as of April 15, 2008. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment No. 35 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

	Sole Voting	Shared Voting
	and Power of	and Power of
Person or Entity	Disposition	Disposition

Jack E. Golsen	467,726(2)	3,379,997(3)

Sylvia H. Golsen	None	2,064,509(3)(8)

SBL(1)	None	2,579,387(4)

GPC(1)	None	417,288(4)

Barry H. Golsen	307,889(6)	2,601,148(3)

Steven J. Golsen	275,165(7)	494,609(3)

Golsen Family, L.L.C.(1)	None	2,064,509(5)
____________________

Page 14 of 20 Pages

CUSIP No.	5021600-10-4

(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnotes (4), (5) and (8) under paragraph (a) of this Item 5.

(3)	See footnotes (2), (3), (8) and (11) under paragraph (a) of this Item 5.

(4)	See footnotes (3) and (11) under paragraph (a) of this Item 5.

(5)	See footnotes (2), (3), and (11) under paragraph (a) of this Item 5.

(6)	See footnotes (6) and (8) under paragraph (a) of this Item 5.

(7)	See footnotes (7) and (8) under paragraph (a) of this Item 5.

(8)	See footnote (9) under paragraph (a) of this Item 5.

(c)
Since the date of the filing of Amendment No. 36 to this Schedule 13D, the following reporting persons effected transactions in the Common Stock which were not previously disclosed in this Schedule 13D, as follows:

(i)
GFLLC sold a total of 200,000 shares of Common Stock over the American Stock Exchange at the prices and on the dates indicated pursuant to the terms of the Rule 10B5-1 Sales Plan, dated November 29, 2007, attached as Exhibit 99.12 to Amendment No. 36 to this Schedule 13D:

Page 15 of 20 Pages

CUSIP No.	5021600-10-4

Security	Sale Date	Number of Shares	Price
Common Stock	02/19/2008	76,800	$25.34
Common Stock	02/20/2008	64,600	$24.82
Common Stock	02/21/2008	3,000	$25.25
Common Stock	02/25/2008	27,563	$24.00
Common Stock	02/26/2008	28,037	$23.99

(ii)
Barry Golsen sold a total of 40,000 shares of Common Stock over the American Stock Exchange at the prices and on the dates indicated pursuant to the terms of the Rule 10B5-1 Sales Plan, dated December 14, 2007, attached as Exhibit 99.10 to 2007 Form 10-K Amendment No. 36 to this Schedule 13D :

Security	Sale Date	Number of Shares	Price
Common Stock	01/02/2008	28,700	$27.33
Common Stock	01/03/2008	11,300	$27.61

(iii)
Steven Golsen, through the Steven J. Golsen Revocable Trust, dated May 22, 2006, sold a total of 5,000 shares of Common Stock over the American Stock Exchange at the price and on the date indicated pursuant to the terms of the Rule 10B5-1 Sales Plan, dated December 14, 2007, attached as Exhibit 99.11 of Amendment No. 36 to this Schedule 13D :

Security	Sale Date	Number of Shares	Price
Common Stock	01/03/2008	5,000	$27.18

(iv)
On April 3, 2008, Barry Golsen exercised his right to purchase 55,000 shares of Common Stock upon the exercise of a nonqualified stock option at the exercise price of $1.25 per share. The aggregate cash purchase price of $68,750 was funded with his personal funds.

(v)
On April 3, 2008, Steven Golsen exercised his right to purchase 35,000 shares of Common Stock upon the exercise of a nonqualified stock option at the exercise price of $1.25 per share. The aggregate cash purchase price of $43,750 was funded with his personal funds.

Page 16 of 20 Pages

CUSIP No.	5021600-10-4

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as set forth below.

Creation of 10B5-1 Sales Plan.
SBL entered into a 10B5-1 Sales Plan on March 15, 2008, with Capital West Securities, Inc. (“Capital West”), which became effective May 15, 2008. The 10B5-1 Sales Plan authorizes Capital West to sell, in the aggregate, up to 200,000 shares of Common Stock. See Item 4 of this Amendment No. 37 for a description of certain terms of the 10B5-1 Sales Plan, which description is qualified in its entirety by reference to the terms of the 10B5-1 Sales Plan attached as Exhibit 99.10 to this Amendment No. 37.

Termination of 10B5-1 Sales Plans.

As a result of the sales described in Item 5(c) hereof:

(a)
the Rule 10B5-1 Sales Plan, dated December 14, 2007, between Barry H. Golsen and Capital West, attached as Exhibit No. 99.10 to Amendment No. 36 to this Schedule 13D has terminated pursuant to its terms;

(b)
the Rule 10B5-1 Sales Plan, dated December 14, 2007, between Steven J. Golsen Revocable Trust and Capital West, attached as Exhibit No. 99.11 to Amendment No. 36 to this Schedule 13D has terminated pursuant to its terms; and

(c)	the Rule 10B5-1 Sales Plan, dated November 29, 2007, between GFLLC and Capital West, attached as Exhibit No. 99.12 to Amendment No. 36 to this Schedule 13D has terminated pursuant to its terms.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, between the reporting persons is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

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CUSIP No.	5021600-10-4

99.2	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference. The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.5
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference. The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.7	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.8
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

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CUSIP No.	5021600-10-4

99.9
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.10	Rule 10B5-1 Sales Plan, dated March 15, 2008, between SBL, L.L.C. and Capital West Securities, Inc.

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CUSIP No.	5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 4, 2008.

/s/ Jack E. Golsen
Jack E. Golsen

*
Barry H. Golsen

*
Steven J. Golsen

*
Sylvia H. Golsen

*Executed by Jack E. Golsen pursuant to Power of Attorney

SBL CORPORATION

By:	/s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN PETROLEUM CORPORATION

By:	/s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

By:	/s/ Sylvia H. Golsen
Sylvia H. Golsen, Manager

Page 20 of 20 Pages